EXHIBIT 21

LIST OF SUBSIDIARIES

State or Country of
Incorporation

PHG Tea Leaves, Inc.	Delaware
The Glatfelter Pulp Wood Company	Maryland
Glatfelter Holdings, LLC	Delaware
GPW Virginia Timberlands LLC	Delaware
GW Partners, LLC (50% partnership interest)	Wisconsin
Mollanvick, Inc.	Delaware
Glatfelter Composite Fibers NA, Inc.	Delaware
Glatfelter Gernsbach GmbH & Co.KG	Germany
Papcel-Papier und Cellulose, Technologie und Handels-GmbH	Germany
Glatfelter Auslandsbeteiligungen mbH	Germany
PHG Verwaltungsgesellschaft mbH	Germany
Glatfelter Verwaltungsgesellschaft mbH	Germany
TL Verwaltungsgesellschaft mbH	Germany
Glatfelter Scaer SAS	France
Glatfelter Lydney, LTD	England & Wales
Glatfelter Caerphilly Ltd.	England & Wales
Balo-I Industrial, Inc.	Philippines
Newtech Pulp Inc.	Philippines
Glatfelter Russia, LLC	Russia
Glatfelter Canada, Inc	Canada
Glatfelter Gatinueau, Ltee	Canada
Glatfelter Falkenhagen Holdings GmbH	Germany
Glatfelter Falkenhagen GmbH	Germany
Glatfelter Falkenhagen Engineering GmbH	Germany